SIRIUS XM RADIO INC.
1221 Avenue of the Americas
New York, New York 10020
                                                                      March 17, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 20549
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Bartelmes
                 John Harrington
     Re: Sirius XM Radio Inc. Registration Statement on Form S-3 (File No. 333-157890)
Dear Messrs. Bartelmes and Harrington:
     Reference is made to the Registration Statement on Form S-3 (File No. 333-157890) filed with the Securities and Exchange Commission by Sirius XM Radio Inc. (the “Company”) on March 12, 2009 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
     If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, John C. Ericson, Esq. of Simpson Thacher & Bartlett LLP at (212) 455-2000.

Sincerely, SIRIUS XM RADIO INC.
By:	/s/ Ruth Ziegler
	Name:	Ruth Ziegler
	Title:	Senior Vice President and Deputy General Counsel